Mail Stop 6010


      August 4, 2005



Suk Joo Ko
Director of Accounting Team
Mirae Corporation
#9-2, Cha Am-Dong
Chun An, Chung Chong Nam-Do 330-200
Republic of Korea



	Re:	Mirae Corporation
		Form 20-F for the Year Ended December 31, 2004
		Filed June 30, 2005
      File No. 000-30376


Dear Mr. Suk Joo Ko:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 20-F for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheets, page F-5

1. We note your current liabilities include an allowance for loss on collateralized assets. You additionally disclose in Note 13 that the accrual was recorded "as the management believed that such collateral would probably be used to repay on behalf of Cyber Bank." Please tell us how U.S. GAAP would require you to account for collateralized assets and any impairment thereof, citing the appropriate authoritative guidance. Revise Note 29 in future filings to quantify and disclose any GAAP differences in connection with this matter. We may have further comments after reviewing your response.

2. Summary of Significant Accounting Policies, page F-13

i. Equity Method of Accounting, page F-16

2. We see your disclosure that the "differences between the acquisition cost and net asset value of the investee are amortized over 20 years using the straight-line method." Please tell us the nature of the difference referenced in your disclosures and how this accounting policy differs from the U.S. GAAP equivalent, citing the applicable authoritative guidance. Additionally, please tell us how
Note 29 quantifies and discloses any differences in generally accepted accounting principles for this matter. We may have further comments after reviewing your response. Revise future filings as necessary based on our comment.

6. Equity Securities Accounted For Using the Equity Method, page
F-21

3. You disclose that during 2003, you acquired additional shares of
Cyber Bank thereby increasing your ownership percentage to 28.25%. We note that prior to this increase in ownership, you accounted for your investment in Cyber Bank under U.S. GAAP as a cost method investment.
Please show us how you accounted for the change from a cost method investment to an equity method investee under U.S. GAAP and how you quantify and disclose any GAAP differences in Note 29. Please refer to paragraph 19(m) of APB 18. Revise future filings as necessary based on our comment.

4. In this regard, please provide us (in U.S. dollars and using US GAAP amounts) the test of significance for the income and investment conditions set forth in Rule 1-02(w) of Regulation S-X for all your
50% or less owned equity investments. Additionally, please tell us how your financial statements and disclosures in Note 29 meet the requirements of Rule 3-09 and Rule 4-08(g) of Regulation S-X. We may have further comments after reviewing your response. Revise future filings as necessary based on our comment.

Note 29. Reconcilliation to Accounting Principles Generally
Accepted
in the United States of America, F-38

t. New Accounting Pronouncements, page F-42

5. We note your disclosure that you hold a variable interest in Cyber
Bank, but that you concluded you were not the primary beneficiary. Please tell us how you assessed and concluded that you were not the primary beneficiary for purposes of FIN 46R. Please reference the applicable sections of FIN 46R you used to make your conclusions, including the one that consolidation of Cyber Bank was not required.
We may have further comments after reviewing your response.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant

Suk Joo Ko
Mirae Corporation
August 4, 2005
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